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SEC FILE NUMBER
8-66282

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/16 (MM/DD/YY) AND ENDING 09/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Abramson Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

293 Eisenhower Parkway Suite 330
(No. and Street)

Livingston	NJ	07039
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Abramson — (212) 628-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name - if individual, state last, first, middle name)

1375 Broadway 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED 2017 NOV 27 PM SEC / TM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

PUBLIC

Abramson Financial, LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Public Accountant's Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[ ] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ] Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.

[ ] Rule 15c3-3 exemption report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Abramson Financial, LLC
Index
September 30, 2017

Page(s)

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Abramson Financial, LLC
Livingston, NJ

We have audited the accompanying statement of financial condition of Abramson Financial, LLC, as of September 30, 2017. This statement of financial condition is the responsibility of Abramson Financial, LLC's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Abramson Financial, LLC as of September 30, 2017, in accordance with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
November 17, 2017

Abramson Financial, LLC

Statement of Financial Condition
September 30, 2017

Assets		
Cash	$	20,178
Total assets	$	20,178
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	7,750
Member's equity		12,428
Total liabilities and member's equity	$	20,178

Abramson Financial, LLC

Notes to Statement of Financial Condition
September 30, 2017

1. Organization and Business

Abramson Financial, LLC (the "Company"), a Delaware Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) under the provisions of its subparagraph (k)(2)(ii), in that the Company does not hold funds or securities for customers. The Company was purchased by Beech Hill Securities on December 1, 2015 and all of the Company's customers were transferred to Beech Hill Securities. Currently the Company maintains no customer's accounts, but maintains its status as a registered broker-dealer.

On February 8th, 2017 the Company entered into a purchase and sale agreement to be acquired by Acme Acquisition Holdings, LLC. The final closing of this transaction will take place no more than five days after FINRA's approval of the transaction. As of September 30, 2017, this transaction has not been consummated.

2. Summary of Significant Accounting Policies

Basis of Presentation
This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution.

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At September 30, 2017, management has determined that the Company had no uncertain tax positions that would require in the statement of financial condition recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

The Company has reviewed all taxable years that are open for examination by the taxing authorities of all relevant jurisdictions (including the Internal Revenue Service, and New Jersey). The Company has no tax provisions as it is not subject to an entity level income tax. As of September 30, 2017, the tax filings of the Company's sole member for the tax years ended December 31, 2014, December 31, 2015 and December 31, 2016 remain open. No examination of the sole member's tax filings has been initiated by any relevant taxing authority.

FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. As of September 30, 2017, management has determined that it has no uncertain tax positions that require either recognition or disclosure in the financial statements.

3. Regulatory Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2017, the Company had net capital of $12,428, which was $7,428 in excess of the net capital requirements of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.6 to 1 at September 30, 2017. These net capital requirements may effectively restrict the company's ability to make distributions to its sole member.

4. Related Party and Concentrations

The Company's cash is placed with highly rated financial institutions, and the Company conducts ongoing evaluations of the credit worthiness of the financial institutions with which it does business. At certain times, deposits may exceed federally insured limits.

5. Subsequent Events

Management has evaluated all subsequent events though the date the Company's statement of financial condition was issued and determined that there were no subsequent events requiring recognition or disclosure in the statement of financial condition.